UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

83-1263155

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

Caution Regarding Forward-Looking Statements

This Semiannual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Semiannual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Semiannual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Semiannual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Semiannual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Semiannual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Semiannual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT, LLC unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of and for the six months ended June 30, 2025 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

Our total net loss for the period ending June 30, 2025 was $2,384,560, compared to a total net loss in the same period one year ago of $2,570,213. Rental property revenue decreased in the current period from $4,267,125 to $3,673,484, as a result of the sale of Cobble Hill in 2024 and softening rents in certain markets, while interest income dropped from $295,558 to $74,289, primarily due to the Company’s reduction in income from interest bearing accounts and interest rate cap contracts. We did not have any realized investment income compared to $749,517 over the same period one year ago. Other income, principally attributable to tenant fees such as application fees, administrative fees, late fees and other revenues from tenants, increased from $608,564 to $646,273 in the current period. The Company sold a portion of its interest in Durant Ave. for a net amount of $409,517, which reduced the real estate equity investments for the period ending June 30, 2025.

Overall operating expenses decreased somewhat in the period from $7,869,607 to $6,778,606. Operating expenses consisted of depreciation and amortization expense of $1,122,262, down from $1,243,100 in the previous year; property operating and maintenance expenses of $2,607,688, a decrease compared to $3,431,955 in the previous year, primarily due to the sale of Cobble Hill in 2024 and a reduction in operating expenses for other portfolio properties; tax and license fees of $584,893, down from $774,715 in the previous year; interest expense of $2,074,321, up from $1,561,817 in the previous period due to increased interest expense for floating rate loans; and general and administrative expenses of $389,441, compared to $858,020 in the same period one year earlier, primarily as a result of the sale of Cobble Hill in 2024.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of June 30, 2025, we had approximately $66,824,217 in rental real estate properties (net of accumulated depreciation), compared to $68,054,629 (net of accumulated depreciation) in the previous period; approximately $8,842,521 in joint ventures (net of accumulated depreciation), unchanged from the previous period; and approximately $12,807,292 in equity and debt investments combined, compared to $11,059,378 in equity and debt investments combined as of December 31, 2024. As of June 30, 2025 we had approximately $305,385 in cash and cash equivalents, down from $1,953,984 in cash and cash equivalents at the end of 2024, primarily as a result of additional investment by the Company in several of its portfolio properties; $296,404 in restricted cash and cash equivalents related to our investments in joint ventures, unchanged from the previous period; $1,646,870 in related party receivables, compared to $1,128,256 in the previous period; $234,115 in notes and accounts receivable, down from $326,379 in the prior period; and $69,353 in interest receivable, compared to $276,150 in interest receivable in the prior period. Total assets as of June 30, 2025 were approximately $97,869,212, compared to $94,339,651 as of December 31, 2024.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2025. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and notably inflation as measured by the Consumer Price Index (CPI), but upward pressure on the job market has spawned hope for multiple interest rate cuts later in 2025.

We anticipate rent growth to return in select markets before the end of 2025 once new construction deliveries are fully absorbed. Sustained high interest rates will likely continue to impact valuations as multifamily transaction prices will begin to come more in line with the increased cost of capital until significant rate cuts have been absorbed by the market.

ITEM 2

OTHER INFORMATION

Recent Developments

Investments

No new real estate investments were acquired by the Company since June 30, 2025, other than additional investments into assets in the Company’s portfolio. The Company sold an additional portion of its interest in Durant Ave. for $500,000 after June 30, 2025.

SEC Investigation of Affiliates and Related Litigation

As previously disclosed, in November 2021 the SEC began an investigation of an affiliate of the Company, DF Growth REIT II, LLC (“REIT II”), and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which REIT II agreed to a permanent suspension of its offering. No fines or penalties were administered by the SEC. The SEC concluded its investigation of REIT II on August 9, 2023 and announced that it recommended no further actions against the company or any of its affiliates.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; REIT II; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and the Company again responded with a motion to dismiss all claims. On June 8, 2025, the court issued a ruling that dismissed most claims as implausible or insufficiently supported by facts but permitted three claims to continue. Our counsel believes that the court made errors in its evaluation of the remaining claims and that those claims will be rejected at trial should the case not settle beforehand. The parties are now waiting to schedule the beginning of discovery. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense, including fees for the Company’s attorneys as well as for those of plaintiffs’ attorneys should the court rule against the Company, to significant economic consequences. The Company has already incurred significant legal costs and expenses defending against this action; to date, these costs and expenses have been paid by the Sponsor.

ITEM 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC
Balance Sheet

As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$66,824,884	$68,054,629
Investment in joint ventures	$8,842,521	$8,842,521
Real estate equity investments	$11,758,224	$10,255,309
Real estate debt investments	$1,049,068	$804,069
Cash and Cash Equivalents	$305,385	$1,953,984
Restricted cash and cash equivalents - Investment in joint ventures	$296,404	$296,404
Related Party Receivables	$1,646,870	$1,128,256
Interest receivable	$69,353	$276,150
Notes and accounts receivable	$234,115	$326,379
Other assets	$6,842,388	$2,401,948
Total Assets	$97,869,212	$94,339,651

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$49,447,973	$44,352,056
Accounts payable and accrued expenses	$1,585,908	$3,330,213
Rental security deposits and other liabilities	$150,291	$112,073
Prepaid rents	$144,177	$165,235
Interest payable	$38,257	$11,235
Dividends Payable	$1,101,560	$1,113,382
Total Liabilities	52,468,167	$49,084,194

MEMBERS’ EQUITY
Equity:
Class A shares $10.00 par value; 7,500,000 shares authorized; $6,511,395 shares issued and outstanding, net of offering costs as of June 30, 2025	$65,113,948	$65,113,948
Preferred Investments/Capital Investments		$-
Subscriptions receivable	$(222,857)	$(222,857)
Accumulated deficit	$(26,281,129)	$(24,436,133)
Non-controlling interest	$6,791,083	$4,800,499
Total Members’ Equity	$45,401,045	$45,255,457

Total Liabilities and Members’ Equity	$97,869,212	$94,339,651

DF Growth REIT, LLC
Statement of Operations

For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
REVENUES
Rental Property Revenue	$3,673,484	$4,267,125
Interest Income	$74,289	$295,558
Realized Investment Income	$-	$128,147
Other Income	$646,273	$608,564
TOTAL REVENUES	$4,394,046	$5,299,394

EXPENSES
Operating Expenses
Depreciation and Amortization	$1,122,262	$1,243,100
Property Operating and Maintenance	$2,607,688	$3,431,955
Real Estate Taxes	$584,893	$774,715
Interest Expense	$2,074,321	$1,561,817
General and Administrative Expenses	$389,441	$858,020
Total Operating Expenses	$6,778,606	$7,869,607

Investing Expenses
Investing Expenses	$-	$-
Total Investing Expenses	$-	$-

TOTAL EXPENSES	$6,778,606	$7,869,607
NET INCOME/LOSS	$(2,384,560)	$(2,570,213)
Income attributed to non-controlling interest	$(539,564)	$(848,170)
Income attributed to DF Growth REIT, LLC	$(1,844,996)	$(1,722,043)

DF Growth REIT, LLC
Statement of Cash Flows

For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	For the Six Months Ended June 30 2025	For the Year Ended December 31, 2024
OPERATING ACTIVITIES

Net Income/Loss	$(2,384,560)	$(7,947,377)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	$863,313	$3,537,337
Amortization on debt issuance cost	$216,616	$426,081
Capitalized interest	$-	$-
Changes in operation assets and liabilities
Notes and accounts receivable	$(92,264.14)	(132,885)
Interest receivable	$(206,797)	$(494,838)
Prepaids and other assets	$4,440,440	$2,079,406
Related party receivables	$518,614	$8,353
Accounts payable and accrued expenses	$(1,744,305)	$(131,438)
Rental security deposits	$38,218	$(76,853)
Other liabilities	$(32,880)	$(465,379)
Net cash provided by Used) in operation activities	$1,616,393	$(3,197,593)

INVESTING ACTIVITIES
Investing in real estate equity investments	$(1,229,745)	$(6,931,107)
Proceeds from sale of real estate properties	$-	$12,819,000
Repayments for real estate properties	$-	$1,325,763
Investment in Joint Venture Development	$-	$1,500,000
Investment in equity method investments	$3,001,949	$1,266,233
Investments in real estate debt investments	$244,999	$690,209
Distribution to Sponsor	-	$(128,147)
Proceeds from the sale of Equity method investees	-	-
Net cash used in investing activities	$2,017,203	$10,541,951

FINANCING ACTIVITIES
Proceeds from the issuance of Class A shares	$-	$-
Proceeds from notes payable	$4,359,693	$-
Payment on notes payable	$(5,137,910)	$(10,275,820)
Payment on loan fees associated with new debt	$8,620	$(207,108)
Payments made to investors for dividends	$(11,822)	$(525,872)
Net cash provided by financing activities	$(781,419)	$(11,008,799)

Net increase in cash and restricted cash and restricted cash	$2,852,177	$(3,664,441)
Cash and cash equivalents and restricted cash, beginning of period	$2,250,388	$5,914,829

Cash and cash equivalents and restricted cash, end of period	$601,789	$2,250,388

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$2,074,321	$4,615,054
Cash paid during the year for real estate taxes	$584,893	$1,237,506

DF Growth REIT, LLC
Statement of Members’ Equity

For the Year Ended December 31, 2024 (Audited)

	Class A Investor Shares		Subscription	Accumulated	NonControlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 1, 2024	$6,511,395	$65,113,948	$(222,857)	$(15,220,553)	$3,585,013	$53,255,551
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					$(52,717)	$(52,717)
Net Gain/Loss				$(9,215,580)	$1,268,203	$(7,947,377)
Balance as of December 31, 2024	$6,511,395	$65,113,948	$(222,857)	$(24,436,133)	$4,800,499	$45,255,457

DF Growth REIT LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2025 (Unaudited)

	Class A Investor Shares		Subscription	Accumulated	NonControlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 1, 2025	$6,511,395	$65,113,948	$(222,857)	$(24,436,133)	$4,800,499	$45,255,457
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					$2,530,148	$2,530,148
Net Gain/Loss				$(1,844,996)	$(539,564)	$(2,384,560)
Balance as of June 30, 2025	$6,511,395	$65,113,948	$(222,857)	$(26,281,129)	$6,791,083	$45,401,045

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2025.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. September 30, 2025

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. September 30, 2025